SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Penn Virginia Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
70788V300 and 70788V102
(CUSIP Number)

Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners Master Fund, Ltd. 98-1083428
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,437,243
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,437,243
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners 98-0652572
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,437,243
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,437,243
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathaniel August
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,437,243
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,437,243
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a) This statement is being filed by The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), Mangrove Partners, a Cayman Islands exempted company ("Mangrove Partners"), and Nathaniel August. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Master Fund is the direct holder of the Shares reported herein.  Mangrove Partners is the investment manager of the Master Fund.  Mr. August is the director of Mangrove Partners.  By virtue of these relationships, each of Mangrove Partners and Mr. August may be deemed to beneficially own the Shares owned by the Master Fund.
In each of the Original Schedule 13D and Amendment No. 1, the following additional persons were included as Reporting Persons:  (1) The Mangrove Partners Fund, L.P., a Delaware limited partnership (the "US Feeder"), which is a shareholder of the Master Fund; (2) The Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (the "Cayman Feeder"), which is also a shareholder of the Master Fund; and (3) Mangrove Capital, a Cayman Islands exempted company ("Mangrove Capital"), which is the general partner of the US Feeder.  Based on further review of Section 13(d) of the Act and the rules and regulations thereunder, it was determined that none of the US Feeder, the Cayman Feeder nor Mangrove Capital is a "beneficial owner," as such term is defined in Rule 13d-3 under the Act, of any Shares.  Accordingly, each of the US Feeder, the Cayman Feeder and Mangrove Capital have been removed from being a Reporting Person in the Schedule 13D.
(b) The principal business address of Mangrove Partners and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.  The principal business address of the Master Fund is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.  The officers and directors of the Master Fund and Mangrove Partners and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.
(c) The principal business of the Master Fund is acquiring, holding and disposing of investment securities.  The principal business of Mangrove Partners is serving as the investment manager of the Master Fund and its feeder funds.  The principal occupation of Mr. August is serving as a director of Mangrove Partners.
(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands.  Mr. August is a citizen of the United States. The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
A total of approximately $29,117,415 was paid to acquire the securities reported as beneficially owned by the Master Fund. The funds used to purchase these securities were obtained from the general working capital of the Master Fund, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
Mangrove Partners is evaluating Denbury Resources Inc.'s proposed acquisition of Penn Virginia as well as the market's reaction following the announcement of the transaction. While a sale of the company could be attractive for Penn Virginia's shareholders, we believe that a control transaction should include the payment of a sustainable premium to shareholders of the target company. We also believe that Penn Virginia's standalone prospects are currently undervalued in the marketplace and note the company's strong operational performance, highly economic well results, significant cash flow, and guidance for 40%-60% production growth in 2019.
Item 5.	Interest in Securities of the Issuer.
Items 5(a)-5(c) are hereby amended and restated in their entirety as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 15,058,480 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 3, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018.
As of the date hereof, the Master Fund beneficially owned 1,437,243 Shares, representing approximately 9.5% of the outstanding Common Stock of the Company. By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2, each of Mangrove Partners and Mr. August may be deemed to beneficially own the Shares owned directly by the Master Fund.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As described further in Item 6 below, in addition to beneficially owning the Shares stated above, the Reporting Persons have economic exposure to approximately 256,976 notional Shares referenced in the Swaps (as defined below). The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares (as defined below).
(b) Each of the Master Fund, Mangrove Partners and Mr. August has shared voting and dispositive power over the Shares owned directly by the Master Fund.
(c) None of the Reporting Persons have entered into any transactions in the Shares during the past sixty days.

Item 6.
Item 6 is hereby amended to add the following:
Over 2017 and 2018 the Master Fund entered into a series of cash-settled total return swap agreements with Morgan Stanley Capital Services LLC as the counterparty (collectively, the "Swaps") that establishes economic exposure to an aggregate of 256,976 notional Shares, or approximately 1.7% of the outstanding Shares. The Swaps provide Master Fund with economic exposure that that is comparable to the economic exposure of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swaps (such shares, the "Subject Shares"). The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	October 30, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

SCHEDULE A
Directors and Officers of The Mangrove Partners Master Fund, Ltd.
Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August * Director
David Bree Director	Mr. Bree is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands
Kevin Phillip Director	Mr. Phillip is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Trinidad and Tobago

Directors and Officers of each of Mangrove Partners
Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August * Director

* Mr. August is a Reporting Person and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.